UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Kirkland’s, Inc.

(Exact name of registrant as specified in its charter)

Tennessee	000-49885	62-1287151
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5310 Maryland Way, Brentwood, TN	37027
(Address of principal executive offices)	(Zip Code)

Adam C. Holland, Vice President and Chief Financial Officer (615) 872-4800

(Name and telephone number, including area code, of the person to contact in connection with this report)

Section 1 – Conflict Mineral Disclosure

Item 101 Conflict Minerals Disclosure and Report

Introduction

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals1 as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or “contract to manufacture” products containing conflict minerals that are necessary to the functionality or production of those products.

Kirkland’s, Inc. is a specialty retailer of home décor and gifts in the United States, operating 344 stores in 35 states as of January 31, 2015, as well as an e-commerce enabled website, www.kirklands.com. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, wall décor, candles and related items, lamps, decorative accessories, accent furniture, textiles, garden-related accessories and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise during seasonal periods as well as items carried throughout the year suitable for gift-giving. In addition, we use innovative design and packaging to market home décor items as gifts. Throughout this report, “Kirkland’s”, “we”, “us” or “our” means Kirkland’s Inc. and its consolidated subsidiaries.

Our buyers work closely with our merchandise vendors to identify and develop stylish products that appeal to a broad base of customers while reflecting the latest trends. These products are often proprietary, the result of the development collaboration between our buyers and our vendors. In most cases, this exclusive merchandise is the result of our buying team’s experience in interpreting market and merchandise trends in a way that appeals to our customers. For this reason, we may be considered to “contract to manufacture” certain of our merchandise, subjecting that merchandise to evaluation and reporting under the Rule.

Conflict Minerals Compliance Program

Kirkland’s, Inc. has implemented a conflicts minerals compliance program and incorporated it into our overall corporate compliance program. As part of that program, during the first quarter of fiscal 2014, we adopted the following policy with respect to conflict minerals.

1 For purposes of this Report, conflict mineral means:

(1)	Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(2)	Any other material or its derivatives determined by the Secretary of State to financing conflict in the Democratic Republic of the Congo or an adjoining country.

Kirkland’s is committed to full compliance with the SEC’s Conflict Minerals rule and the ethical sourcing of all of our products. Our goal is to work with our suppliers to determine that all products we manufacture or contract to manufacture are “conflict free”, that is, that they either do not contain tin, tantalum, tungsten, or gold, or if they do, that these metals come from non-conflict sources, as identified in the SEC’s Conflict Mineral rule. While recognizing that the global supply chain tracing of these materials is complex, Kirkland’s will continue to evaluate and improve its process for ensuring that its products are “conflict free”.

As part of this adoption, the above policy was posted on Kirkland’s website at http://www.kirklands.com/custserv/custserv.jsp?pageName=SocialCompliance. Furthermore, during the first quarter of fiscal 2014, we modified our vendor quote sheet which is used to gather information about any products before we place a purchase order. As modified, the quote sheet states that Kirkland’s will not purchase any products that contain conflict minerals sourced from the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) unless Kirkland’s had no role in designing the item or such conflict minerals were obtained solely from scrap or recycled materials. Vendors must be able to provide documentation that any conflict mineral used in any products that Kirkland’s had a role in designing were either obtained solely from scrap or recycled materials or were not sourced from any of the Covered Countries. In addition to the updated quote sheet, Kirkland’s vendor alliance guide has been updated to reflect the adoption of our conflict mineral policy. Every vendor must sign an acknowledgment agreeing to comply with Kirkland’ policies, including our conflict minerals policy, as stated in the vendor alliance guide. The vendor alliance guide requires each vendor to agree that all products sold by the vendor to Kirkland’s will either not contain tin, tantalum, tungsten, or gold or if they do, these metals will be sourced from non-conflict sources, such as recycled or scrap metal, or from countries other than the Covered Countries. The vendor alliance guide also specifically states that if any vendor fails to provide Kirkland’s with this signed acknowledgment, then Kirkland’s has cause to cancel any existing orders and cease business with such vendor.

Due Diligence and Reasonable Country of Origin Inquiry Process and Results

To put our compliance commitment into action, in 2013 and early 2014 we undertook an assessment of products that Kirkland’s contracted to manufacture that Kirkland’s sold during 2013 (whether manufactured in 2013 or prior years) and that may contain any conflict minerals. If any of conflict minerals were in any product that Kirkland’s contracted to manufacture during 2013, Kirkland’s then sent a letter to the vendors of these products, setting a specified deadline for response. The letter asked the vendors if the product sold to Kirkland’s contained any conflict minerals. We then inquired if those metals were obtained from recycled or scrap sources. If the vendor responded that the products it supplied did contain conflict minerals that were not obtained from recycled or scrap sources, we then asked the vendor to complete a Reasonable Country of Origin (“RCOI”) questionnaire and return that questionnaire to Kirkland’s by a specified deadline.

We followed up with each vendor that either (a) failed to respond by the specified deadline, (b) indicated there is a conflict mineral in a product supplied by the vendor, or (c) responded that it did not know whether there were any conflict minerals in the products it supplied. Only four vendors (a small percentage of the vendors that responded), all located in China, indicated that a conflict mineral was present in one or more products that Kirkland’s contracted to manufacture. The only conflict mineral that was reported by those four vendors was tin, and almost all of the products that Kirkland’s contracted to manufacture that contained tin were lamps, which contain some tin in each light bulb socket. All four of those vendors indicated that the tin was sourced from mines located within China.

As part of our RCOI, we took note of the fact that more than 95% of all of our products are sourced from within China, and of the hundreds of vendors polled, only four of the vendors of products that Kirkland’s contracted to manufacture who responded to our inquiries indicating that the products they supplied included tin (the only conflict mineral cited) and sourced the tin in China. We also took note of the fact that we currently do not purchase products from any vendors in Africa, and to the best of our knowledge, none of the merchandise we carry is made in any African country.

Reasonable Country of Origin Inquiry Conclusion.

Based on the RCOI that we conducted, as described in this Report, as well as the requirement that each of our vendors agree to the terms of our vendor alliance guide, we believe that all conflict minerals contained in products that we contracted to manufacture during 2014 either originated from recycled or scrap sources or from mines located in countries other than any of the Covered Countries.

This Specialized Disclosure Report is publicly available on our web site at http://ir.kirklands.com/profiles/investor/Governance.asp?BzID=2097.

Item 1.02   Exhibit

Not required.

Section 2 – Exhibits

Item 2.01   Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

By: /s/ Adam C. Holland	June 1, 2015
Name: Adam C. Holland
Title: Vice President and Chief Financial Officer

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